Exhibit 99.1

Tantech Announces Full Year 2020 Financial Results

LISHUI, China, April 27, 2021 – Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company"), a clean energy company in China, today announced its audited financial results for the year ended December 31, 2020.

Full Year 2020 Financial Results

	For the Twelve Months Ended December 31,
($ millions, expect per share data and percentages)	2020	2019	Change
Revenues	$42.3	$49.2	(14.1)%
Consumer product	$29.4	$45.8	(35.8)%
Trading	$12.5	$3.4	269.3%
Gross profit	$4.5	$6.0	(25.0)%
Gross margin	10.6%	12.1%	(1.5)	percentage points
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd	$(6.5)	$(6.3)	$(0.2)
Basic/ Diluted earnings (loss) per share	$(0.22)	$(0.22)	$0.0

☐	Total revenues decreased 14.1% to $42.3 million from $49.2 million. The decrease was mainly attributable to the significant decrease of the Company’s revenues from consumer products due to COVID-19. However, the Company’ revenue from trading segment increased due to higher demands for its bamboo charcoal used for active charcoal masks, air purification and sanitation products in order to combat COVID-19. The Company also had higher revenue from EV segment as compared to 2019.

☐	During the year 2020, due to the impact of COVID-19, our subsidiary Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) was unable to maintain normal operations and all sales and marketing events were disrupted due to travel restrictions and other government regulations. While the spread of COVID-19 has gradually been under control in China, it could adversely affect the Company’s business for the future. Shangchi Automobile has no immediate business plan to start manufacturing the electric vehicles. Management determined that the electric vehicle manufacturing license should be impaired. The Company recorded an impairment of $12.0 million for the year ended December 31, 2020. For the year ended December 31, 2019, the Company recorded an impairment of $1.1 million because the carrying amount was not recoverable and it exceeded its fair value based on the management’s assessment for the electric vehicle manufacturing license.

☐	Gross profit decreased 25% to $4.5 million in 2020 from $6.0 million in 2019, and gross margin decreased to 10.6% from 12.1%, primarily due to lower revenues, and higher raw materials and supply chain costs, in the full year 2020 compared to the full year 2019. As a joint effort to fight COVID-19, the Company charged lower gross margin for certain orders. As a result, the gross margin of trading segment decreased to 5.4% in fiscal 2020 from 32.8% in fiscal 2019.

☐	Selling expenses increased 205.3% to $1.0 million in 2020 from $0.3 million in 2019, as the Company complied with new, higher-cost sales activities, while continuing to invest in online marketing support and expanding its electric vehicle (the “EV”) sales efforts during 2020.

☐	General and administration expenses decreased 79.5% to $1.0 million in 2020 from $4.7 million in 2019. The decrease was primarily attributable to the recovery of bad debt provision of $1.3 million in 2020 as compared to 2019.

☐	Research and development expenses increased $0.9 million in 2020 from $0.3 million in 2019, primarily due to increased activities related to electrical battery and vehicle research in the Company’s electric vehicle segment, mainly on driverless street sweepers, as compared to the same period last year.

☐	Other expenses decreased 25.3% to $0.3 million from $0.4 million, primarily due to lower interest expense in 2020, as compared to 2019.

☐	Net loss attributable to common stockholders of Tantech Holdings Ltd was increased to $6.5 million for the full year 2020 from a net loss of $6.3 million for the full year 2019, with net loss per share on both a basic and diluted basis of $0.22 in 2020 compared to $0.22 in 2019.

☐	The Company maintains a positive working capital as of December 31, 2020 and generated positive cash flows from its operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had a $37.1 million balance of cash and cash equivalents, with total shareholders’ equity of approximately $99.5 million.

Mr. Wangfeng Yan, Chief Executive Officer of Tantech, said, "Our team remained focused during 2020 and adjusted to the global COVID-19 challenges. Government restrictions and closures slowed growth in our business, including the sales of our electric vehicles. We moved quickly, however, when the economy re-opened to restart our R&D efforts and re-engage with our supply channel and customers. On the other side, demand was stable in 2020 for our bamboo-based charcoal products, and our revenue from trading segment increased due to higher demands for our bamboo charcoal used for active charcoal masks, air purification and sanitation products in order to combat COVID-19. We were pleased that our strong supply chain relationships put us in a position to help people in such a difficult time.”

Mr. Wangfeng Yan, Chief Executive Officer of Tantech, added, “We will continue to leverage our leadership position in the charcoal products industry to drive revenue, profit growth and increased operating cash flow. There are many opportunities in front of us given the estimated $30 billion size of the domestic China market for bamboo production, and bamboo’s position as a pillar industry of economic development. Our many innovations and strong brand recognition give us a competitive advantage, as we work to achieve the Company’s long-term strategic objectives. At the same time, we continue to build momentum in the EV market, where we currently hold more than 20 core technologies and patents about EV, including nanotechnology for raw materials for power lithium electronics, group technology of power lithium electronics and battery management technology. Our priority remains on leveraging our R&D expertise to develop new energy-efficient specialty-use electric vehicles, including driverless street sweepers. Our engineers have built sleek, high efficiency, low-operating-cost vehicles for the industrial market. Overall, we like the industrial EV market segment given its size, global footprint and support of favorable infrastructure policies in major markets.”

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017 when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries in November 2020, with the plan to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its quality products and scientific research efforts. For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Global IR Partners

David Pasquale

New York Phone: +1-914-337-8801

TANH@globalirpartners.com

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Current Assets
Cash and cash equivalents (Note 3 at VIE)	$37,119,195	$12,440,457
Restricted cash (Note 3 at VIE)	220,109	205,520
Accounts receivable, net (Note 3 at VIE)	34,410,597	39,352,408
Inventories, net (Note 3 at VIE)	671,251	595,627
Advances to suppliers, net (Note 3 at VIE)	6,854,461	13,079,889
Advances to suppliers – related party	1,533,000	-
Prepaid taxes (Note 3 at VIE)	1,046,667	2,396,349
Prepaid expenses and other receivables, net (Note 3 at VIE)	45,467	91,377
Total Current Assets (Note 3 at VIE)	81,900,747	68,161,627

Property, plant and equipment, net (Note 3 at VIE)	2,477,912	2,700,034

Other Assets
Manufacturing rebate receivable (Note 3 at VIE)	5,755,237	7,746,116
Intangible assets, net (Note 3 at VIE)	664,033	12,959,017
Long-term Investment	25,497,316	23,883,983
Total Other Assets (Note 3 at VIE)	31,916,586	44,589,116
Total Assets (Note 3 at VIE)	$116,295,245	$115,450,777

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$5,564,790	$6,861,208
Bank acceptance notes payable (Note 3 at VIE)	1,753,109	205,520
Accounts payable (Note 3 at VIE)	1,543,994	1,650,851
Due to related parties (Note 3 at VIE)	2,019,087	1,838,603
Customer deposits (Note 3 at VIE)	3,183,088	6,742,659
Taxes payable (Note 3 at VIE)	571,354	102,704
Due to third parties	306,600	287,200
Accrued liabilities and other payables (Note 3 at VIE)	1,861,835	1,444,896
Total Current Liabilities (Note 3 at VIE)	16,803,857	19,133,641
Deferred tax liability (Note 3 at VIE)	-	1,784,875
Total Liabilities (Note 3 at VIE)	16,803,857	20,918,516

Stockholders’ Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 35,894,097 and 28,853,242 shares issued and outstanding as of December 31, 2020 and 2019, respectively	35,894	28,853
Additional paid-in capital	48,392,181	39,310,178
Statutory reserves	6,437,506	6,379,276
Retained earnings	45,480,031	52,058,681
Accumulated other comprehensive loss	(1,493,070)	(7,590,943)
Total Stockholders’ Equity attributable to the Company	98,852,542	90,186,045
Noncontrolling interest	638,846	4,346,216
Total Stockholders’ Equity	99,491,388	94,532,261
Total Liabilities and Stockholders’ Equity	$116,295,245	$115,450,777

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$42,283,670	$49,230,570	$29,561,399
Cost of revenues	37,807,297	43,253,070	21,532,319
Gross Profit	4,476,373	5,977,500	8,029,080

Operating expenses
Selling expenses	977,201	319,946	320,479
General and administrative expenses	955,210	4,655,382	4,971,804
Impairment of goodwill and intangible asset	11,998,606	9,584,000	-
Research and development expenses	890,316	327,260	386,628
Total operating expenses	14,821,333	14,886,588	5,678,911

Income (loss) from operations	(10,344,960)	(8,909,088)	2,350,169

Other income (expenses)
Interest income	50,732	53,060	56,894
Interest expense	(300,125)	(443,262)	(626,343)
Other (loss) income, net	(39,530)	3,669	247,069
Total other expenses	(288,923)	(386,533)	(322,380)

(Loss) income before income tax expense (credit)	(10,633,883)	(9,295,621)	2,027,789
Income tax expense (credit)	(611,655)	363,662	1,031,158
Net (loss) income from continuing operations	(10,022,228)	(9,659,283)	996,631

Discontinued operation:
Income from discontinued operations, net of tax	-	270,479	83,367
Loss from disposal of discontinued operations	-	(569,891)	-
Net (loss) income from discontinued operations	-	(299,412)	83,367

Net (loss) income	(10,022,228)	(9,958,695)	1,079,998
Less: net loss attributable to noncontrolling interest from continuing operations	(3,501,808)	(3,601,728)	(896,769)
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(6,520,420)	$(6,356,967)	$1,976,767

Net (loss) income	(10,022,228)	(9,958,695)	1,079,998
Other comprehensive income (loss):
Foreign currency translation adjustment	5,892,311	(5,494,731)	(949,689)
Comprehensive (loss) income	(4,129,917)	(15,453,426)	130,309
Less: Comprehensive loss attributable to noncontrolling interest	(3,707,370)	(3,571,880)	(881,364)
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd	$(422,547)	$(11,881,546)	$1,011,673

(Loss) earnings per share - Basic and Diluted
Continuing operations	$(0.22)	$(0.21)	$0.07
Discontinued operations	$0.00	$(0.01)	$0.00
Total	$(0.22)	$(0.22)	$0.07
Weighted Average Shares Outstanding - Basic and Diluted
Continuing operations and discontinued operations	29,566,243	28,853,242	28,745,571

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net (loss) income	$(10,022,228)	$(9,958,695)	$1,079,998
Net loss (income) from discontinued operations	-	299,412	(83,367)
Net (loss) income from continuing operations	(10,022,228)	(9,659,283)	996,631
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Reversal of) Allowance for doubtful accounts - accounts receivable	(845,416)	1,297,752	910,811
(Reversal of) Allowance for doubtful accounts - advance to suppliers	(378,233)	164,220	777,848
(Reversal of) Allowance for doubtful accounts – other receivables	(84,573)	705,400	66,305
Allowance for doubtful accounts - due from related party	-	-	364,288
Inventory reserve	92,064	1,030,236	700,379
Impairment of goodwill and intangible asset	11,998,606	9,584,000	-
Decrease in deferred tax liability	(1,799,791)	(165,500)	-
Depreciation expense	436,427	462,639	628,144
Amortization of intangible asset	441,489	441,489	443,318
Amortization of prepaid consulting expense	-	140,738	102,263
Loss (gain) from disposal of property, plant and equipment	68,614	(8,047)	(44,814)
Issuance of common stock for service	33,812	-	-
Changes in operating assets and liabilities:
Accounts receivable - non-related party	8,024,036	(9,879,682)	7,023,546
Accounts receivable - related party	-	-	3,249,359
Advances to suppliers	7,093,022	415,727	(3,555,851)
Advances to suppliers, non-current	-	-	1,558,916
Advances to suppliers - related party	(1,448,000)	-	-
Inventory	(125,492)	242,142	(147,485)
Prepaid expenses and other receivables	133,768	9,127	767,849
Manufacturing rebate receivable	2,374,720	1,563,840	(644,959)
Accounts payable	(206,261)	(751,363)	(2,621,226)
Accrued liabilities and other payables	313,552	(78,923)	49,492
Customer deposits	(3,792,409)	6,184,836	(115,771)
Collection of receivable from discontinued operations	-	8,962,187	-
Taxes payable	1,863,853	(597,392)	573,660
Net cash provided by continuing operations	14,171,560	10,064,143	11,082,703
Net cash provided by discontinued operations	-	4,632,769	3,582,177
Net cash provided by operating activities	14,171,560	14,696,912	14,664,880

Cash flows from investing activities
Acquisition of property, plant and equipment	(144,806)	(92,369)	(559,038)
Proceeds from disposal of property, plant and equipment	21,842	16,580	54,089
Additions to intangible assets	-	-	(2,585)
Payment for investment	-	(6,707,570)	(17,448,000)
Proceeds from disposition of subsidiaries	-	854,567	-
Net cash used in continuing operations	(122,964)	(5,928,792)	(17,955,534)
Net cash used in discontinued operations	-	(1,522)	(39,976)
Net cash used in investing activities	(122,964)	(5,930,314)	(17,995,510)

Cash flows from financing activities
Proceeds from (repayment of) loans from third parties	-	(2,823,890)	2,455,806
Notes receivable	-	-	14,540
Bank acceptance notes payable, net of repayment	1,448,667	(1,823,003)	(4,560,185)
Proceeds from bank loans	9,568,384	6,918,544	10,291,412
Repayment of bank loans	(11,230,688)	(7,352,944)	(7,835,606)
Proceeds from (repayment of) loans from related parties, net	98,474	(378,833)	(1,175,971)
Proceeds from issuance of common stock and warrants	9,055,232	-	-
Net cash provided by (used in) continuing operations	8,940,069	(5,460,126)	(810,004)
Net cash provided by discontinued operations	-	-	-
Net cash provided by (used in) financing activities	8,940,069	(5,460,126)	(810,004)

Effect of exchange rate changes on cash, restricted cash and cash equivalents	1,704,662	(530,288)	390,992

Net increase (decrease) in cash, restricted cash and cash equivalents	24,693,327	2,776,184	(3,749,642)

Cash, restricted cash and cash equivalents, beginning of year	12,645,977	9,869,793	13,619,435

Cash, restricted cash and cash equivalents, end of year	$37,339,304	$12,645,977	$9,869,793

Supplemental disclosure information:
Income taxes paid	$436,566	$1,105,876	$1,044,480
Interest paid	$308,690	$439,869	$608,048

Supplemental non-cash activities:
Common shares issued for service	$33,812	$-	$243,000